Exhibit 99.1

1 November 23, 2021 NASDAQ: PROC Third Quarter 2021 Financial Results Conference Call

Forward Looking Statements 2 Use of Projections This presentation was prepared for informational purposes only by Procaps Group, S . A . , a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9 , rue de Bitbourg, L - 1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (“Procaps” or “Procaps Group”) and contains financial forecasts with respect to certain financial metrics of Procaps . The independent registered public accounting firm of Procaps has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . The financial forecasts and projections in this presentation were prepared by the management of Procaps, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results . Procaps does not undertake any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise . In this presentation, certain of the above - mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Procaps or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Forward - Looking Statements This presentation includes “forward - looking statements . ” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include projected financial information . Such forward - looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to : (1) the inability to recognize the anticipated benefits of the business combination with Union Acquisition Corp . II (“Union II”), which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably ; (2) the inability to successfully retain or recruits officers, key employees, or directors ; (3) effects on Procaps’ public securities’ liquidity and trading ; (4) the lack of a market for Procaps’ securities ; (5) Procaps’ financial performance following the business combination ; (6) costs related to the business combination and being a public company ; (7) changes in applicable laws or regulations ; (8) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps . Accordingly, forward - looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results . The forward - looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against Union II or Procaps following the business combination and related transactions, the impact of COVID 19 on Procaps’ business, the ability to maintain the listing Procaps’ ordinary shares and warrants on Nasdaq, costs related to the business combination and being a public company, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those relating to Procaps included under the header “Risk Factors” in the Registration Statement on Form F - 4 filed by Procaps with the SEC, as well as Procaps’ other filings with the SEC . Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . Accordingly, you should not put undue reliance on these statements . I FR S A ud i t e d F i n a n c i a l M ea s u res The financial statement information and data contained in this presentation have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board. Use of Non IFRS Financial Measures This presentation includes non - IFRS financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA, LTM Adjusted EBITDA margin and Net Debt - to - LTM Adjusted EBITDA ratio . Management believes that these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ financial condition and results of operations . Procaps believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends . Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS . Other companies may calculate non - IFRS measures differently, and therefore the non - IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies . U.S. Dollar Amounts Certain amounts included herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein. Industry and Market Data; Trademarks and Trade Names In this presentation, Procaps relies on and refers to information and statistics regarding the sectors in which Procaps competes and other industry data . Procaps obtained this information and statistics from third - party sources, including reports by market research firms . Procaps has not independently verified the accuracy or completeness of the data contained in these third - party sources and other publicly available information . Accordingly, neither Procaps nor its affiliates and advisors make any representations as to the accuracy or completeness of these data . Procaps has supplemented this information where necessary with information from Procaps’ own internal estimates, taking into account publicly available information about other industry participants and Procaps’ management’s best view as to information that is not publicly available . Procaps also owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply a relationship with Procaps, or an endorsement or sponsorship by or of Procaps . All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Procaps’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Procaps will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names . No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in Luxembourg . No Investment or Legal Advice This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice .

# Today's Presenters

**Ruben Minski**
Procaps | Founder + Chairman of the Board + Chief Executive Officer



Northeastern University
Chemical Engineering

Harvard Business School
Owners / President Management Program

Procaps Group
Founder, President and Director (44 years)

**Patricio Vargas**
Procaps | Global CFO
~***24*** *years of experience*



Electrical & Industrial Engineering

Universidad Adolfo Ibáñez
MBA

Harvard Business School
Advanced Management Program

cmpc
Finance Vice President & Treasurer

agrofoods
Chief Executive Officer

CFR
Chief Financial Officer

3

Agenda 4 I. Key Third Quarter 2021 Highlights II. Financial Summary III. Investment Summary IV. Q&A V. Appendix

Key Messages – Organic Growth ▪ Organic Growth has Exceeded Expectations for 2021 ▪ January PIPE Fundraising – ~$300mm LTM Net Revenues ▪ September 30,2021 – Over $400mm LTM Net Revenues ▪ Fundamentals Driving Growth Remain Healthy ▪ Double Digit Growth Rates in Four Out of Five Divisions 2021 YTD and Q3 2021 ▪ YTD Growth Rate 33% versus ~ 20% as per our original guidance ▪ Consistent Growth Across Products and Geographies ▪ Accelerated Growth, Particularly Procaps Colombia, CAN and CASAND, Driven by Rx and OTC ▪ Product Launches Have Been Key Driver of Growth ▪ Renewal Rate Approaching 25% Target Regional B2C Leader in South and Central America Global Player in the B2B Segment ~99% Proprietary Portfolio of Branded RX and OTC Products Mid - teens Annual Organic Growth Rate 5

# Key Messages – Internationalization

- **Sale of Successful Products Outside of Colombia One of Our Primary Focuses**
  - Combining all Markets in the Region, as of September 30th, Continues to be the Highest Growth Pharmaceutical Company in Latin America with 2.4% Market Share
  - Internationalized over 67 products in Q3 2021
  - Pipeline of Over 600 Product Launches Next 3 Years
  - Commercial Capabilities and Routes to Market Outside of Colombia
  - Key Driver For Future Growth
- **Continue to Diversify as Colombia Growth Remains Strong**
  - Diversify by Region
  - Diversify by Product
  - Colombia Market Share Growth 2x Market Growth

| Ranking | Company | %Market share 3Q'20 | %Market share 3Q'21 | %Growth |
|---|---|---|---|---|
| 1 | Procaps | 2.09% | 2.43% | 17% |
| 2 | Bago Corp | 2.10% | 2.28% | 9% |
| 3 | Tecnofarma | 1.66% | 1.80% | 8% |
| 4 | Megalabs Corporation | 4.79% | 5.12% | 7% |
| 5 | Tecnoquimicas | 3.16% | 3.26% | 3% |
| 6 | Menarini | 1.79% | 1.82% | 2% |
| 7 | Astrazeneca | 1.41% | 1.40% | -1% |
| 8 | Procter & Gamble | 2.52% | 2.47% | -2% |
| 9 | Novartis | 1.60% | 1.55% | -3% |
| 10 | Pfizer | 2.74% | 2.62% | -4% |
| 11 | Siegfried | 1.79% | 1.69% | -5% |
| 12 | Bayer S.A | 4.51% | 4.26% | -6% |
| 13 | GSK Corp | 3.14% | 2.88% | -8% |
| 14 | Abbott | 5.13% | 4.61% | -10% |
| 15 | Sanofi | 5.51% | 4.89% | -11% |

Source: IQVIA – Close Up September 2021
Notes: Consists of the 13 markets in which Procaps currently operates; market share based on product sales revenue;

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7 Key Messages – Investment in Product Launches ▪ Investing in Innovative Product Launches ▪ Ensure Success to Fund Future Growth ▪ Accelerated Growth from OTC and Rx Products Require Launch Support ▪ Increased Marketing Taking Advantage of Favorable Opportunities ▪ Ensuring Success of Proprietary Products Leads to Long - term Benefits for our Company

8 ~$100mm in Cash and Ample Borrowing Capacity 1 2 3 4 5 Key Messages – Capital Structure to Achieve Growth Source: Procaps $1 Billion in Sales Achievable ▪ Organic Growth ▪ Select M&A Successful Debt Refinancing Lowered Borrowing Costs Disciplined and Thoughtful M&A process ▪ Finding Strategic Fit for our Business Actively Evaluating Select Attractive Investment Opportunities

9 Table of Contents I. Key Third Quarter 2021 Highlights II. Financial Summary III. Investment Summary IV. Q&A V. Appendix

10 79 107 H 120 H 121 3 Q ’21 Source: Procaps Note: (1) Contribution profit is revenues minus direct costs and selling expenses Net Revenue Growth (USD mm) Adjusted EBITDA (USD mm) 19 25 H 120 H 121 +30% +35% 29 39 H 120 H 121 Contribution Profit 1 (USD mm) +38% 2.4x 1.2x 2 0 20 9 M 21 3 Q ’20 3 Q ’20 2020 3Q’20 3Q’21 Net Debt / LTM Adj. EBITDA (1.2x) 9 M ’21 3 Q ’21 Strong Year - to - Date Performance ▪ Growth both top line and in profitability vs. 3Q’20 − ~35% growth in net revenue and contribution profit − ~30% growth in Adjusted EBITDA ▪ LTM Adjusted EBITDA of ~$100.3mm, representing a ~25% margin Key Financial Updates

# Key Financial Updates

## Net Revenue YTD Performance by SBU

**Growth Driven By:**

- **Higher Demand of Products Manufactured for Third Parties**
- **Demand Achieved Through our Rx and OTC Brands**
- **New Product Launches and Continued Rollout of our Existing Portfolio in New Countries, Across Every SBU**
- **Four Out of Our Five Business Units Experienced Robust, Double-Digit Net Revenue Growth**

| | | SBU | Net Revenue (USD mm) | | |
|---|---|---|---|---|---|
| | | | 3Q'20 | 3Q'21 | Growth |
| B2B | CDMO Services | Nextgel | 30 | 31 | +3% |
| B2C | Rx Drugs and OTC Products | Procaps Colombia | 27 | 41 | +50% |
| B2C | Rx Drugs and OTC Products | CenAm North | 7 | 13 | +84% |
| B2C | Rx Drugs and OTC Products | CenAm South & Andean Region | 8 | 14 | +67% |
| B2C | Diabetes Solutions | Diabetrics | 6 | 7 | +25% |
| | | **Total Net Revenue** | **$79** | **$107** | **+35%** |
| | | **Total Adj. EBITDA** | **$19** | **$25** | **+30%** |

Source: Procaps

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Balance Sheet and Cash Position Key Financial Updates ▪ Improved Capital Structure Prepares the Way to Pursue Strategic Investments ▪ The Cash on Hand Yields Net - debt to Adjusted EBITDA of 1.2x ▪ Reprofiling of Debt with Private Placement, We Expect to Have a Quick Ratio of 1.1x ▪ Debt Related to Put Options Extinguished, Strengthening the Balance Sheet Source: Procaps (1) The Pro Forma column gives pro forma effect to the issuance of the $115 million Senior Notes by Procaps, S.A. and the pre - payment of $60 million in short - term debt and $51 in long - term debt with the proceeds therefrom. (2) Total net debt excludes debt related to the Put Options Agreements Short term 103 51% 117 53% 57 26% Long term 100 49% 102 47% 166 74% Total debt 203 100% 219 100% 224 100% Put Options 239 0 0 Total borrowings 442 219 224 Cash and equivalents 4 100 100 Total net debt (2) 199 118 123 LTM EBITDA 85 100 100 Net debt / EBITDA 2.4x 1.2x 1.2x Q u ic k R a t i o T ot a l e qu i ty 0.5x (256) 0.8x 36 1.1x 36 12 U S D $MM 2020 9M ' 21 Proforma 9M'21 (1)

Table of Contents 13 I. Key Third Quarter 2021 Highlights II. Financial Summary III. Investment Summary IV. Q&A V. Appendix

14 Favorable Regional Dynamics in Place with the Potential to Become the Regional Consolidator 6 Leading Regional Pharmaceutical Player with Truly Global Reach 1 Innovation - Focused In - House R&D Capabilities 2 Leading Pharmaceutical Integral CDMO Specialized in Softgels Which Is Expected to Drive Future Growth & Differentiation of Products 3 Proprietary Portfolio of Branded Rx and OTC Products Yields Higher Profitability 4 Focus on Maintaining Strong History of ESG Principles 5 Public Company Benefits to Propel Further Growth and Achieve Optimizations 7 Investment Summary Source: Procaps

Questions & Answers 15

Table of Contents 16 I. Key Third Quarter 2021 Highlights II. Financial Summary III. Investment Summary IV. Q&A V. Appendix

Use of Non - IFRS Financial Measures 17 Use of Non - IFRS Financial Measures Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA, LTM Adjusted EBITDA margin and Net Debt - to - LTM Adjusted EBITDA ratio, which are non - IFRS financial information to assess our operating performance across periods and for business planning purposes . We believe the presentation of these non - IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business . These non - IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS . We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization . We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID - 19 pandemic, transaction expenses related to the business combination with Union Acquisition Corp . II, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs adjustments . We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins . None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non - IFRS financial measures . We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt - to - LTM Adjusted EBITDA ratio for operational and financial decision - making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance . EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt - to - Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods . We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt - to - LTM Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision - making, budgeting, evaluating acquisition targets, and assessing our operating performance . EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt - to - LTM Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data . These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS . We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure . Because non - IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt - to - LTM Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies . It therefore may not be possible to compare our use these non - IFRS financial measures with those used by other companies . The following table contains a reconciliation of profit for the period to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin for the periods presented . Procaps Group is unable to present a reconciliation of its third quarter 2021 net revenue and Adjusted EBITDA guidance because management cannot reliably predict all of the necessary components of such measures . Accordingly, investors are cautioned not to place undue reliance on this information .

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin Source: Procaps (1) COVID - 19 impact adjustments primarily include: (i) expenses incurred for safety pre - cautions during the pandemic, such as employee COVID - 19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub - contractors in order to mitigate any decrease in production and operating capabilities of Procaps Group as a result of employees absenteeism or attrition as a result of the COVID - 19 pandemic, (iii) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID - 19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) expenses of certain one - time financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID - 19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID - 19 pandemic and governmental restrictions such as lockdowns, and (vi) other miscellaneous expenses resulted from COVID - 19 pandemic. (2) Primarily includes capital markets advisory fees, incremental audit cost and consulting, accounting and legal expenses incurred in connection with the business combination with Union Acquisition Corp. II (NASDAQ: LATN). (3) Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate employees from Procaps for certain business transformation initiatives implemented during the three months ended September 30, 2020. (4) Foreign currency translation adjustments represent the reversal of exchange losses recorded by Procaps Group due to foreign currency translation of monetary balances of certain of its subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of September 30, 2021 and 2020. (5) Other finance costs adjustments represent non - operating expenses incurred by Procaps Group, primarily including additional interests incurred by Procaps Group due to the withholding tax obligations of certain financial institutions outside of Colombia. 18

Thank You 19 Investor Relations Chris Tyson Executive Vice President MZ North America Direct: 949 - 491 - 8235 PROC@mzgroup.us